Exhibit Index on Page 7
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           NEW CENTURY ENERGIES, INC.
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             (Exact name of registrant as specified in its charter)

             Delaware                                    84-1334327
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

1225 Seventeenth Street
Denver, Colorado                                            80202
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(Address of principal executive offices)                 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class           Name of each exchange on which
         to be so registered           each class is to be registered
         -------------------           ------------------------------

         Preferred Stock               New York Stock Exchange, Inc.
         Purchase Rights

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box.
         [  ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of class)


                                Page 1 of 81 Pages
                            Exhibit Index on Page 7

Item 1.           Description of Registrant's Securities to Be Registered.

     On April 30, 1997, the Board of Directors of New Century Energies, Inc. (the "Company") declared, subject to the receipt of certain regulatory clearances, a dividend distribution of one Right for each outstanding share of Common Stock, $1 par value (the "Common Stock"), of the Company. The distribution is payable on the day immediately preceding the date of consummation of the business combination of Public Service Company of Colorado, Southwestern Public Service Company and the Company (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock"), at a price of $ per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

Distribution Date; Transfer of Rights

     Until the earlier to occur of (i) ten calendar days following the date (the "Shares Acquisition Date") of public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 10% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten calendar days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 10% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock and the surrender for transfer of any of the Company's Common Stock certificates outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.


                                Page 2 of 81 Pages
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     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on the date that is the 10 year anniversary of the Record Date, unless earlier redeemed or exchanged by the Company as described below.

Exercise of Rights for Common Stock of the Company

     In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Exercise of Rights for Shares of the Acquiring Company

     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

Adjustments to Purchase Price

     The Purchase Price payable, and the number of shares of Preferred Stock (or Common Stock or other securities, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment and (ii) the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractional shares which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.


                                Page 3 of 81 Pages

Redemption and Exchange of Rights

     At any time after the occurrence of the event set forth under the heading "Exercise of Rights for Common Stock of the Company" above, the Board of Directors (with the concurrence of a majority of the Independent Directors) may exchange the Rights (other than Rights owned by the Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preferred Stock having the same market value) per Right (subject to adjustment).

     At any time prior to 5:00 P.M. New York City time on the tenth calendar day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require that there be Independent Directors in office and that a majority of the Independent Directors concur in such decision. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights with, if required, the concurrence of the Independent Directors, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Terms of the Preferred Stock

     The Preferred Stock will rank junior to all other series of the Company's preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of Preferred Stock will have a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments. The Preferred Stock will not be redeemable. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferred liquidation payment per share of $10,000 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain adjustments. Generally, each share of Preferred Stock will vote together with the Common Stock and any other series of cumulative preferred stock entitled to vote in such manner and will be entitled to 100 votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 100 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged,


                                Page 4 of 81 Pages
subject to certain adjustments. The foregoing dividend, voting and liquidation rights of the Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Preferred Stock's dividend, voting, liquidation and other rights, the value of the one one-hundredth of a share of Preferred Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

Amendments to Terms of the Rights

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Independent Directors) in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no supplement or amendment may be made after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights. The Board of Directors may also, with the concurrence of a majority of the Independent Directors, extend the redemption period for up to an additional 20 days.

     The term "Independent Directors" means any member of the Board of Directors of the Company who either (i) was a member of the Board on the date of the Rights Agreement or (ii) is subsequently elected to the Board (x) in accordance with Article V(B)(1) of the Company's Restated Certificate of Incorporation, (y) if such person was nominated pursuant to the method described in Article V(E) of the Company's Restated Certificate of Incorporation or (z) if such person is recommended or approved by a majority of the Independent Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     A copy of the Rights Agreement is filed herewith as Exhibit 1. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

Item 2.           Exhibits

  1 Form of Rights Agreement between New Century Energies, Inc. and The Bank of New York, as Rights Agent, including form of Rights Certificate.


                                Page 5 of 81 Pages

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 NEW CENTURY ENERGIES, INC.




Date:  June 23, 1997             By:  Richard C. Kelly
                                      ------------------------
                                      Name:   Richard C. Kelly
                                      Title:  Executive Vice President,
                                              Chief Financial Officer
                                              and Treasurer








                                Page 6 of 81 Pages

                                  EXHIBIT INDEX


Number     Description                                                   Page
------     -----------                                                   ----
1.         Form of Rights Agreement between New New Century Energies,
           Inc. and The Bank of New York, as Rights Agent, including
           form of Rights Certificate.                                     8


                                Page 7 of 81 Pages